Exhibit 99.1

ANNOUNCEMENT

Pursuant to CVM Instruction 358, Perdigão S.A. announces the acquisition of Paraíso Agroindustrial S.A., including a poultry slaughtering unit and an animal feed plant, from the Gale Group (Gale Agroindustrial S.A.) in the municipality of Jataí, state of Goiás.

The transaction’s total value is R$ 28.5 million and finalizes an operation begun in November 2005 with the acquisition of a hatchery, a poultry farm and the incorporation of integrated outgrowers system.

The slaughtering capacity of this unit is equivalent to around 70 thousand head of poultry/day, including the Company’s output since 2005, with the business that had been operating on a production against order basis.

São Paulo, August 2 2007.

Wang Wei Chang
Chief Financial Officer